

January 7, 2022

VIA E-MAIL

Terrance P. Gallagher
Sole Trustee
First Trust Real Assets Fund
235 West Galena Street
Milwaukee, WI 53212

   Re: First Trust Real Assets Fund
      <u>File Nos. 333-261593; 811-23763</u>

Dear Mr. Gallagher:

   On December 10, 2021, you filed the above-referenced registration statement on Form N-2 on behalf of First Trust Real Assets Fund (the "Fund"). We have reviewed the registration statement and our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms, and page numbers from the registration statement as filed on EDGAR. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere. Capitalized terms not otherwise defined have the same meaning as in the Fund's registration statement.

<u>General Comments</u>

1. We note that the registration statement is missing substantial information. Please confirm that all missing information and all exhibits will be filed in a pre-effective amendment to the registration statement. We may have additional comments on such portions when you complete them in the pre-effective amendment, on disclosures made in response to this letter, or on information supplied supplementally.

2. Please tell us if any test the waters materials have been presented to potential investors in connection with this offering. If so, please provide us with copies of such materials.

3. We note the Fund's intention to conduct a continuous offering at net asset value and the repurchase-related requirements imposed by rule 23c-3 under the Investment Company Act arising from the Fund's election to be an interval fund. The Fund's strategy contemplates investments in Private Funds and REITs whose portfolios, as indicated on page 33, "may include investments that are difficult to value and that may only be able to be disposed of at substantial discounts or losses." With a view to enhanced disclosure

under Calculation of Net Asset Value, please explain the process and information considered when valuing Private Funds and REITs (including sub-REITs) on a daily basis for the purpose of selling and repurchasing Fund shares. Please explain what happens if a Private Fund adjusts its valuation after the Fund used the Private Fund's prior valuation for the Fund's net asset value calculation.

4. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the registration statement. In this regard:

   a. We note that the registration statement discloses in several places that the Fund has received an order to operate as a multi-class fund, but no such order has been issued. Please advise us of the Fund's plans to seek such an order. In addition, throughout the registration statement, please disclose that the other class presented (Class A or I Shares) is not available for investment and delete disclosure stating that the Fund has received an exemptive order.

   b. Please advise us whether the Fund plans to seek an exemptive order with respect to the Managed Distribution Policy.

Cover Page

5. Please incorporate the following risks to the bolded bullet point list or explain to us why these risks are not appropriate:

   a. The amount of distributions that the Fund may pay, if any, is uncertain;

   b. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors; and

   c. An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses.

6. Under "Interval Fund," please include a cross-reference to the prospectus sections that discuss the Fund's repurchase policies and the attendant risks. See Guide 10 to Form N-2.

Prospectus Summary

7. Under Investment Objectives and Strategies, the disclosure states that the Fund may take temporary defensive positions and invest in cash equivalents, government securities or other short-term fixed income securities. Please disclose that taking a defensive position may not be possible given the illiquid nature of the Fund's investments.

8. Under "Distribution Policy," we note that the Managed Distribution Policy and DRIP are only discussed in the Fund Summary. Please consider including a fuller description in the prospectus or relocating some of the disclosure. In addition, with respect to the DRIP, please disclose:

    a. How Shareholders can terminate participation in the DRIP and rights upon termination;

    b. If applicable, that a Shareholder holding shares that participate in the DRIP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRIP;

    c. The type and amount (if known) of fees, commissions, and expenses payable by participants in connection with the DRIP; if a cash purchase plan option is available, any minimum or maximum investment required; and

    d. How the Fund will handle partial shares.

9. Under "Summary of Taxation," we note the disclosure stating "the Fund may also invest, either directly or indirectly through a subsidiary of the Fund, in private Investment Funds treated as partnerships for U.S. tax purposes." Please confirm supplementally that the subsidiary referenced refers to the Fund's Sub-REITs and not the Subsidiary (i.e., the Cayman subsidiary) or another subsidiary.

Fund Fees and Expenses

10. Footnote 5 suggests that the Fund will leverage with borrowed funds. In the "Fund Summary" and "Investment Objectives and Strategies" sections, please disclose the anticipated extent of such borrowings, how the borrowings will be used, and the material terms of any agreements in place.

Investment Objectives and Strategies

Investment Strategies and Overview of the Investment Process

11. The disclosure in this section focuses on the types of investments the Fund will make, but provides no insight into how the Adviser will research and select investments or construct the portfolio as a whole. Please consider revising to explain the Adviser's strategies and process rather than listing investment types.

12. The third sentence states that "Real asset companies include companies that own, operate or derive at least 50% of their profits or revenues from, or commit at least 50% of their assets to, real assets and activities related to real assets." Please describe with specificity the "activities related to real assets" and how these activities are linked to "real assets"

investments. In addition, please remove "without limitation" from the definition of real assets and disclose what makes an investment type "associated with real assets."

13. The disclosure on page 13 under "Private Funds" states that "The Private Funds may invest in properties located outside of the United States, including in any one non-U.S. country, which investments, in the aggregate, shall not exceed 50% of the Fund's total assets." Please reconcile this disclosure with the previous sentence, which notes that the Fund will not invest more than 15% of its assets in Private Funds, among other pooled investment vehicles. We may have further comments.

14. If the Investment Adviser or any of its affiliates will be entitled to any form of compensation in connection with the Sub-REITs (including structuring or management fees), please revise to disclose the nature and material terms of such compensation.

15. The disclosure on page 14 under "Real Asset Securities" states that:

    a. "The Fund's direct and indirect investments in the securities of non-U.S. issuers (excluding the Private Funds) shall not exceed in the aggregate 50% of the Fund's total assets." Please disclose this investment more prominently, including in the Fund Summary and in the first paragraph under Investment Strategies and Overview of Investment Process. Please also disclose whether there are specific countries or regions in which the Fund expects to invest. In this regard, we note the disclosure in the risk section re: emerging markets risk. In addition:

        i. If the Fund intends to principally invest in China, including A-Shares, please disclose this in the Fund's principal investment strategy and as a principal risk; and

        ii. Please confirm in correspondence that the Fund will not principally invest in U.S. listed Chinese companies, including those that use a variable interest entity structure. If it intends to make such investments, please include appropriate principal investment strategy and risk disclosure. In this regard, please see, e.g., Chair Gary Gensler's Statement on Investment Protection Related to Recent Developments in China (July 30, 2021). We may have additional comments.

    b. The Fund may invest up to 15% of its assets in high yield or "junk" bonds. Please disclose this investment more prominently, including in the Fund Summary and in the first paragraph under Investment Strategies and Overview of Investment Process.

16. With respect to the Subsidiary:

    a. Please include the investment advisory agreement between the Subsidiary and the Investment Adviser as an exhibit to the registration statement, as it is a material contract;

b. Please confirm that the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund have been disclosed;

c. Please confirm that the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund have been disclosed;

d. Please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not;

e. Please confirm in correspondence that: (1) the Subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees" and the Subsidiary's expenses will be included in "Other Expenses" in the Fund's prospectus fee table; and (2) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder; and

f. Please confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

17. Under "Precious Metals," please disclose examples of "other minerals and chemical elements." In addition, please describe how the Fund will obtain its exposure to precious metals (e.g., through its investment in the Subsidiary) in this section and in the "Precious Metals" risk section under "Principal Risks."

18. In the second bullet under "The Subsidiary" on page 15, for clarity, please change "exchange-traded funds" to "exchange-traded products" if accurate.

Principal Risk Factors

Leverage Risk

19. Please disclose that the management fee payable to the Investment Adviser will be higher when the Fund uses leverage than when it does not use leverage and that the Investment Adviser: 1) has a financial incentive to use leverage; and 2) will have a conflict of interest in determining whether to use or increase the use of leverage for the Fund. Please also explain how the Investment Adviser expects to manage this conflict of interest.

Liquidity Risk

20. Please correct the multiple cross-references to "Quarterly Repurchases of Shares" in this paragraph and throughout the prospectus, as such section does not exist.

Repurchase Policy Risk

21. We note that the Fund discloses that it may reserve some of its net assets in cash to finance Share repurchases. Please confirm that such cash will not include cash generated from selling additional Shares or from income expected to be received during the tender period.

Derivatives Risk

22. For clarity, please group "Derivatives Risks," "Futures Contracts Risks," and "Exchange-Linked Instruments Risks" together.

LIBOR Risk

23. Please review this disclosure in light of the Staff Statement on LIBOR Transition - Key Considerations for Market Participants (Dec. 12, 2021) and update the risk disclosure as appropriate, e.g., to include operational risks of service providers and market participants that may affect the Fund.

Concentration Risk

24. Please tailor the "Concentration Risk" to the Fund's policy of concentrating its investments in securities of companies in the real estate industry.

Potential Conflicts of Interest Risk

25. In the last sentence, please correct the cross reference to the SAI to be "Investment Management and Other Services - Conflicts of Interest."

Limits of Risk Disclosure

26. The disclosure under this heading refers to documents that will not be delivered with the prospectus and otherwise implies that the disclosure is incomplete. Please remove or revise the disclosure to avoid this implication.

Management of the Fund

The Investment Adviser

27. Please include appropriate disclosure that provides investors with a basis to assess the expertise and experience of the Investment Adviser with respect to foreign investments. See Guide 9 to Form N-2.

Portfolio Managers

28. Please disclose that the SAI provides additional information about the portfolio managers' compensation, other accounts managed, and the portfolio managers' ownership of Fund securities. See Item 9.1.c of Form N-2.

Fund Expenses

If organizational expenses will be paid out of Fund assets, please so disclose, including how will they be amortized and over what period. See Item 9.1.f of Form N-2.

Tender Offers/Offers to Repurchase

29. Please revise this sentence "In certain circumstances, the Board may require a Shareholder to tender its Shares" to note that any such redemption will be conducted consistently with the requirements of rule 23c-2 under the Investment Company Act.

Calculation of Net Asset Value

30. Please revise the sentence beginning "To the extent that the Fund invests in private Investment Funds" on page 25 to reflect the Fund's principal investment strategy, which includes such investments.

Taxation of the Fund

31. The fifth paragraph on page 63 states that the Fund "expects to invest" in certain debt instruments, including OID securities. Please confirm that the Fund will not invest principally in OID securities. If the Fund intends to make such investments, please include appropriate disclosure in the principal investment strategy and risk sections. We may have further comments.

SAI

32. In "Control Positions" on page B-7, please describe the risks to the Fund if an Investment Fund incurred significant liabilities resulting from regulatory violations.

Part C

33. Please supplementally confirm that the Fund will file executed copies of the agreements listed in the exhibit index when available.

34. We note that section 4.3 of the By-Laws states that broker non-votes will be counted as present for quorum purposes. Please advise us how this provision is consistent with NYSE Rule 452 with respect to shareholder meetings involving non-routine matters.

35. Please confirm that the legal opinion (to be filed by amendment) will be consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011).

36. We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by the sole trustee. Please ensure that once the Board of Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of trustees. See Section 6(a) of Securities Act.

*****

Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

We remind you that the Fund is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please contact me at (202) 551-6869 or hunter-cecih@sec.gov.

Sincerely,

/s/ Holly Hunter-Ceci

Holly Hunter-Ceci
Senior Counsel

cc: Joy Ausili, UMB Fund Services, Inc.
        John Kernan, Staff Accountant
        Jay Williamson, Branch Chief
        Christian Sandoe, Assistant Director